

July 2, 2015

Mark Widmar
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

> **Re:** **First Solar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-33156**

Dear Mr. Widmar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Revenue Recognition, page 98

1.   We see that your operations and maintenance revenues are recognized as services are performed. We also see your disclosure that the services are provided under long-term fixed priced arrangements where you generally perform all scheduled and unscheduled maintenance for the system, perform operating and other asset management services for the system and provide an availability guarantee for the system. Further, we note your disclosure on page 36 that these arrangements could subject you to substantial costs, liabilities or obligations in the event your solar systems do not meet any agreed-upon system-level availability or performance warranties. Please help us better understand your accounting for these arrangements by responding to the following:

- Please explain to us the general terms of the system-level availability and performance warranties as it relates to the operations and maintenance arrangements.
- In light of the limited operating experience with your systems business and the long-term nature of the arrangements, tell us why you believe you have a reasonable ability to estimate the future costs of performing under the operating and maintenance services arrangements described in your filing. Also, tell us how you assess the arrangements for potential losses.
- For operations and maintenance arrangements entered into in conjunction with projects sales, please describe to us the applicability of multiple element accounting.
- For project sales accounted for as real estate arrangements, tell us how your accounting considers the guidance applicable to continuing involvement in a real estate project. Refer to FASB ASC 360-20-40-37.

2. As disclosed on pages 27 and 28 of your Form 10-K we see that you have potential liability for liquidated damages related to loss of revenues from energy production below expectations for some EPC and operations and maintenance arrangements. With respect to system sales accounted for as real estate transactions, tell us how your accounting for these potential liabilities considers the continuing involvement guidance from FASB ASC 360-20-40-37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3676 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief